EXHIBIT 12 COMPUTATION IN SUPPORT OF RATIO OF EARNINGS TO FIXED CHARGES For Year Ended December 31, 2001 (Dollar Amounts in Thousands)
	Allegheny Energy Supply Company, LLC
	2001	2000	From November 18, 1999 Inception Date through December 31, 1999
Earnings:
Net income	$239,884*	$77,996	$9,532
Fixed charges (see below)	116,251	39,505	2,378
Income taxes	124,953*	36,081	2,503
Amortization of capitalized interest	213	110	7
Income distributions of investees	-	7,200	-
Less: capitalized interest	(7,506)	(4,337)	(212)
Less: income from unconsolidated investees		(5,665)	-
Total earnings	$473,795*	$150,890	$14,208
Fixed Charges:
Interest on long-term debt	$57,718	$29,221	$2,135
Other interest	53,273	8,574	170
Estimated interest component of rentals	5,260	1,710	73
Total fixed charges	$116,251	$39,505	$2,378
Ratio of Earnings to Fixed Charges	4.08	3.82	5.97
*Excludes the cumulative effect of an accounting change.